UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934
FREEDOM RESOURCES
ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

 (Title of Class of Securities)

35644U408

 (CUSIP Number)

LIFE Power & Fuels LLC
Attn: Edward P. Mooney
4265 San Felipe Street, Suite 1100
Houston, Texas 77027
832-327-7417

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	name of reporting person i.r.s. identification no. of above person (entities only) LIFE Power & Fuels LLC 27-1930312
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 shares
	8	shared voting power 36,000,000 shares
	9	sole dispositive power 0 shares
	10	shared dispositive power 36,000,000 shares
11	aggregate amount beneficially owned by each reporting person 36,000,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 71.0%
14	type of reporting person* OO

1	name of reporting person i.r.s. identification no. of above person (entities only) Edward P. Mooney
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 600,000 shares
	8	shared voting power 36,000,00 shares
	9	sole dispositive power 600,000 shares
	10	shared dispositive power 36,000,000 shares
11	aggregate amount beneficially owned by each reporting person 36,600,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 72.2%
14	type of reporting person* IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed jointly by LIFE Power & Fuels LLC, a Delaware limited liability company (“LIFE”), and Edward Mooney (“Mooney” and collectively with LIFE, the “Reporting Persons”),with the Securities and Exchange Commission on May 17, 2010, with respect to common stock, $.001 par value per share (the “Common Stock”), of Freedom Resources Enterprises, Inc., a Nevada corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On May 6, 2010, LIFE acquired 47,700,000 shares of Common Stock (the “Shares”) for an aggregate purchase price of $100,000.  The funds used to purchase the Shares were from working capital.

On June 10, 2010, Mooney, through the Edward P. Mooney and Theresa M. Mooney Revocable Living Trust (the “Mooney Trust”), purchased 600,000 of the Shares from LIFE for an aggregate purchase price of $1,183.43. The funds used to purchase the 600,000 shares of Common Stock were from Edward Mooney’s personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On May 6, 2010, LIFE and the Issuer entered into a Subscription Agreement, pursuant to which LIFE purchased the Shares from the Issuer for an aggregate purchase price of $100,000.  The purpose of the transaction was to enable LIFE to acquire control of the Issuer.

On June 10, 2010, LIFE entered into a Stock Purchase Agreement with Daniel Carlson (“Carlson”), Renée Grossman (“Grossman”), the Mooney Trust and Latin-American Fuels Corporation, (“Latin-American” and collectively with Carlson, Grossman and the Mooney Trust,  the “Purchasers”), pursuant to which LIFE sold an aggregate of 11,700,000 shares of Common Stock to the Purchasers for an aggregate purchase price of $23,076.96 in a privately-negotiated transaction.  Latin-American, Grossman, Carlson and the Mooney Trust purchased 9,000,000, 1,500,000, 600,000 and 600,000 shares of Common Stock, respectively, from LIFE in the transaction.  The sales were made in transactions that were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and each Purchaser represented to LIFE that such Purchaser understood that the offering and sale of the shares of Common Stock to such Purchaser was intended to be exempt from registration under the Securities Act and exempt from registration or qualification under any state law.

The Mooney Trust purchased its shares of Common Stock for a purchase price of $1,183.43.  The shares were acquired for investment purposes.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended, at the close of business on June 10, 2010, the Issuer had 50,700,000 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons have shared power to vote and direct the disposition of, and therefore beneficially own, 36,000,000 shares of Common Stock, which constitutes approximately 71.0% of the outstanding shares of the Issuer.

In addition, Mooney has the sole power to vote and direct the disposition of, and therefore beneficially owns, the 600,000 shares of Common Stock purchased by the Mooney Trust, which constitutes 1.2% of the outstanding shares of the Issuer.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Except as described in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.                      MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1
Agreement of Joint Filing, dated as of May 17, 2010 by and between Edward P. Mooney and LIFE Power & Fuels LLC. (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2010).

2
Subscription Agreement, dated May 6, 2010 by and between Freedom Resources Enterprises, Inc. and LIFE Power & Fuels LLC (incorporated by reference to Exhibit 2  to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2010).

3
Stock Purchase Agreement, dated June 10, 2010 by and among LIFE Power & Fuels LLC, Daniel Carlson, Renée Grossman, the Edward P. Mooney and Theresa M. Mooney Revocable Living Trust and Latin-American Fuels Corporation. *

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010	LIFE Power & Fuels LLC

	By:	/s/ Edward P. Mooney
Edward P. Mooney, Managing Member

Dated: June 21, 2010		/s/ Edward P. Mooney
Edward P. Mooney, Managing Member